UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.    )*

Enterprise Acquisition Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

29365R108

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1 (b)

[	]	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 29365R108	SCHEDULE 13G	Page 2 of 10 Pages

1)	NAME OF REPORTING PERSON

Staton Bell Blank Check LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

5) SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	6) SHARED VOTING POWER
OWNED BY	6,150,000 (1)
EACH
REPORTING	7) SOLE DISPOSITIVE POWER
PERSON
WITH
8) SHARED DISPOSITIVE POWER
6,150,000 (1)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,150,000 (1)

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%

12)	TYPE OF REPORTING PERSON
OO

(1)    Does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of the completion of a business combination by the issuer, or November 7, 2008.

CUSIP No. 29365R108	SCHEDULE 13G	Page 3 of 10 Pages

1)	NAME OF REPORTING PERSON

Daniel C. Staton

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5) SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	6) SHARED VOTING POWER
OWNED BY	3,075,000 (1)
EACH
REPORTING	7) SOLE DISPOSITIVE POWER
PERSON
WITH
8) SHARED DISPOSITIVE POWER
3,075,000 (1)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,075,000 (1)

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12)	TYPE OF REPORTING PERSON
IN

(1)    Does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of the completion of a business combination by the issuer, or November 7, 2008.

CUSIP No. 29365R108	SCHEDULE 13G	Page 4 of 10 Pages

1)	NAME OF REPORTING PERSON

Marc H. Bell

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5) SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	6) SHARED VOTING POWER
OWNED BY	3,075,000 (1)
EACH
REPORTING	7) SOLE DISPOSITIVE POWER
PERSON	3,075,000 (1)
WITH
8) SHARED DISPOSITIVE POWER

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,075,000 (1)

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12)	TYPE OF REPORTING PERSON
IN

(1)    Does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of the completion of a business combination by the issuer, or November 7, 2008.

CUSIP No. 29365R108	SCHEDULE 13G	Page 5 of 10 Pages

1)	NAME OF REPORTING PERSON

Maria Balodimas Staton

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

5) SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	6) SHARED VOTING POWER
OWNED BY	3,075,000 (1)
EACH
REPORTING	7) SOLE DISPOSITIVE POWER
PERSON
WITH
8) SHARED DISPOSITIVE POWER
3,075,000 (1)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,075,000 (1)

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8%

12)	TYPE OF REPORTING PERSON
IN

(1)    Does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of the completion of a business combination by the issuer, or November 7, 2008.

CUSIP No. 29365R108	SCHEDULE 13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer:	Enterprise Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6800 Broken Sound Parkway
Boca Raton, Florida 33487

Item 2(a).	Names of Persons Filing:

Staton Bell Blank Check LLC

Daniel C. Staton

Marc H. Bell

Maria Balodimas Staton

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Staton Bell Blank Check LLC

6800 Broken Sound Parkway
Boca Raton, Florida 33487

Daniel C. Staton
6800 Broken Sound Parkway

Boca Raton, Florida 33487

Marc H. Bell
6800 Broken Sound Parkway

Boca Raton, Florida 33487

Maria Balodimas Staton
6800 Broken Sound Parkway

Boca Raton, Florida 33487

Item 2(c).	Citizenship:

Staton Bell Blank Check LLC	–	Delaware limited liability company
Daniel C. Staton	–	United States
Marc H. Bell	–	United States
Maria Balodimas Staton	–	United States

Item 2(d).	Title of Class of Securities:	Common Stock, par value $.0001 per share ("Common Stock")

Item 2(e).	CUSIP Number:	29365R108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 29365R108	SCHEDULE 13G	Page 7 of 10 Pages

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with

§ 240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Staton Bell Blank Check LLC beneficially owns 6,150,000 shares of common stock. This number does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of a business combination on the terms described in the issuer's prospectus, filed with the Securities and Exchange Commission on November 7, 2007, or November 7, 2008.

Daniel C. Staton may be deemed to beneficially own 3,075,000 shares of common stock. Mr. Staton has 50% control of Staton Family Investments Ltd.; Staton Family Investments Ltd. is 50% owner of Staton Bell Blank Check LLC. Mr. Staton may be deemed the beneficial owner of 50% of the issuer's securities held by Staton Bell Blank Check LLC. This number does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of a business combination on the terms described in the issuer's prospectus, filed with the Securities and Exchange Commission on November 7, 2007, or November 7, 2008.

Marc H. Bell may be deemed to beneficially own 3,075,000 shares of common stock. Mr. Bell is 50% owner of Staton Bell Blank Check LLC. Mr. Bell may be deemed the beneficial owner of 50% of the issuer's securities held by Staton Bell Blank Check LLC. This number does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of a business combination on the terms described in the issuer's prospectus, filed with the Securities and Exchange Commission on November 7, 2007, or November 7, 2008.

Maria Balodimas Staton may be deemed to beneficially own 3,075,000 shares of common stock. Mrs. Staton has 50% control of Staton Family Investments Ltd.; Staton Family Investments Ltd. is 50% owner of Staton Bell Blank Check LLC. Mrs. Staton may be deemed the beneficial owner of 50% of the issuer's securities held by Staton Bell Blank Check LLC. This number does not include 7,500,000 shares of common stock which may be issued upon exercise of warrants held by Staton Bell Blank Check LLC which become exercisable upon the later of a business combination on the terms described in the issuer's prospectus, filed with the Securities and Exchange Commission on November 7, 2007, or November 7, 2008.

(b)	Percent of class:

CUSIP No. 29365R108	SCHEDULE 13G	Page 8 of 10 Pages

Staton Bell Blank Check LLC	19.7%
Daniel C. Staton	9.8%
Marc H. Bell	9.8%
Maria Balodimas Staton	9.8%

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon 31,250,000 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as of February 13, 2008.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:

Staton Bell Blank Check LLC	6,150,000
Daniel C. Staton	3,075,000
Marc H. Bell	3,075,000
Maria Balodimas Staton	3,075,000

(iii)	sole power to dispose or to direct the disposition of:

Marc H. Bell	3,075,000

(iv)	Shared power to dispose or to direct the disposition of:

Staton Bell Blank Check LLC	6,150,000
Daniel C. Staton	3,075,000
Maria Balodimas Staton	3,075,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 29365R108	SCHEDULE 13G	Page 9 of 10 Pages

Item 10.	Certification.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	STATON BELL BLANK CHECK LLC

By: /s/ Daniel C. Staton
Daniel C. Staton,
Its: Managing Member

/s/ Daniel C. Staton
DANIEL C. STATON

/s/ Marc H. Bell
MARC H. BELL

/s/ Maria Balodimas Staton
MARIA BALODIMAS STATON

CUSIP No. 29365R108	SCHEDULE 13G	Page 10 of 10 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2008	STATON BELL BLANK CHECK LLC

By: /s/ Daniel C. Staton
Daniel C. Staton,
Its: Managing Member

/s/ Daniel C. Staton
DANIEL C. STATON

/s/ Marc H. Bell
MARC H. BELL

/s/ Maria Balodimas Staton
MARIA BALODIMAS STATON